Martin R. Dean
Direct Dial:  (614) 470-8038
martin.dean@citi.com

July 17, 2011

Via EDGAR

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Securities and Exchange Commission Comments Regarding the March 31, 2011 Forms N-CSR for Growth Capital Master Portfolio, LLC; Growth Capital Portfolio, LLC; and Growth Capital TEI Portfolio, LLC

Dear Ms. DiAngelo:

On behalf of Growth Capital Master Portfolio, LLC (“Master Portfolio”); Growth Capital Portfolio, LLC (“Growth Portfolio”); and Growth Capital TEI Portfolio, LLC (“TEI Portfolio”)(collectively, the “Portfolios”), we wish to respond by this letter to the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the Forms N-CSR for the Portfolios, containing annual reports for the period ended March 31, 2011, and certain other regulatory filings submitted to the SEC.  You conveyed the Staff’s comments to Mr. Martin R. Dean, Treasurer of the Portfolios, in a telephone conversation on June 17, 2011.  Each comment from the Staff and the corresponding response for the Portfolios are set forth below.

Comment:                      The Forms N-PX filed by the Portfolios for the period ended June 30, 2010 were signed by the Portfolios’ Secretary.  The General Instructions for preparation of the Form N-PX requires that the Form “must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers.”

Response:                      Ginny Neal, as Secretary of the Portfolios, was identified on the front cover of the N-PX as an executive officer due to her relationship and function with the Portfolios.  Management believed that her authority and position with the Portfolios qualified her as the appropriate signatory for the materials being filed in the N-PX.  However, since that time, Ms. Neal has resigned as an officer of the Portfolios, and, in light of the SEC’s review of the materials, management will list Ms. Maria Elena Lagomasino, President of the Portfolios, as the authorized principal executive officer for filings on behalf of the Portfolios going forward.

U.S. Securities and Exchange Commission
July 17, 2011

Comment:                      The Form N-PX filed by the Master Portfolio for the period ended June 30, 2010 stated that the registrant did not vote any proxies during the period.  The Staff suggests expanding the disclosure describing why no votes were made during the period.

Response:                      Management reviewed the disclosure and has revised the same for future Form N-PX filings with the following:

Master Portfolio

“The Registrant did not vote any proxies during the reporting period.  The securities held by the Master Portfolio do not convey traditional voting rights.”

Growth Portfolio and TEI Portfolio

“The Registrant did not vote any proxies during the reporting period.  The Registrant invests substantially all of its assets in Growth Capital Master Portfolio, LLC, typically referred to as a “master portfolio company,” and the securities issued by that master portfolio company do not convey traditional voting rights to the holder and the occurrence of corporate governance or other notices for this type of investment is substantially less than that encountered in connection with equity securities issued by operating companies.”

Comment:                      The report of the independent registered public accounting firm filed with Form N-SAR for the period ended March 31, 2011 for the TEI Portfolio did not include the name of the independent registered public accounting firm.

Response:                      The TEI Portfolio has submitted a revised Form N-SAR to include the name of the independent registered public accounting firm in its report.

Comment:                      The reports of the independent registered public accounting firm filed with Forms N-SAR of the Portfolios for the period ended March 31, 2011 were addressed to the members of the Portfolios.  The illustration of this report included in the AICPA’s Audit & Accounting Guide for Investment Companies is addressed to Shareholders and the Board of Directors of the sample investment company.

Response:                      The Portfolios have submitted revised Forms N-SAR, which include the amended reports of the independent registered public accounting firm to be addressed to both the Members and the Board of Directors of the Portfolios.

Comment:                      The cover sheet for the filings required under Rule 17g-1 on August 2, 2010 referred to resolutions of the Board of Directors of the Portfolios, but the resolutions were not included within the filings.

U.S. Securities and Exchange Commission
July 17, 2011

Response:                      On July 9, 2010, a Rider to the Portfolios' Fidelity Bond was filed with the SEC noting an increase in the Bond coverage due to an increase in Portfolio assets. This filing included the resolutions from May 21, 2010 Board meeting whereby the Board approved the 2010-2011 Bond policy and authorized the officers of the Portfolios to amend the bond policy if needed.

On August 2, 2010, the annual 2010-2011 Fidelity Bond policy was filed with the SEC. The resolutions filed with SEC on July 9, 2010 applied to both the increase in the old Bond and the new 2010-2011 Fidelity Bond policy.

Comment:                      The filings required under Rule 17g-1 should include a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond.  The Staff suggested disclosing this more clearly.

Response:                      The resolutions of the Board of Directors approving the form and amount of the bond were included with the filings made on July 9, 2010. On July 12, 2011, the Portfolios filed their annual 17g-1 for the 2011-2012 fidelity bond policy.  This filing included the (i) new Bond, (ii) resolutions of the Board approving the Bond, (iii) Joint Bond Agreement and (iv) the cover letter explaining the Bond structure as required under Rule 17g-1 of the 1940 Act.  In response to the Staff’s request for further explanation as to how the Portfolios calculate the bond, the following was provided in the July 12, 2011 letter:

“The Growth Capital Portfolio and Tax-Exempt Portfolio invest substantially all of their investable assets in the Master Portfolio, and, therefore, assets are pooled at the Master Portfolio level. If the Portfolios were not participants of the Bond, they would have each maintained a single insured bond which in the aggregate would not have exceeded $900,000.”

Comment:                      The dates that the Forms N-CSR were certified by the Portfolios’ Principal Executive Officer and Principal Financial Officer were prior to the date of the report of the independent registered public accounting firm (the audit opinion).  The Staff suggested that management may want to consider certifying the form after the audit opinion date.

Response:                      Management believes that the certification dates are appropriate, given the procedures undertaken by the Portfolios’ Principal Executive Officer and Principal Financial Officer.

Comment:                      Item 8 of the Forms N-CSR discloses the number of other accounts managed by each portfolio manager as the total assets in the accounts managed within each category.  The table presenting such information states that “the table also shows the number of accounts and the approximate total assets in the accounts with respect to which the advisory fee is based on account performance.”  Instructions to Form N-CSR require that, if (portfolio manager) compensation is based solely or in part on performance, the benchmark used to measure performance and the length of the period over which performance is measured should also be disclosed.

Response:                     No portfolio manager compensation is based solely or in part on performance.  The Portfolios have submitted revised Forms N-CSR to amend Item 8.

U.S. Securities and Exchange Commission
July 17, 2011

Comment:                      The information disclosed in Item 9 (Purchases of Equity Securities by Closed-End Management Investment Company and Affiliated Purchasers) of each of the Forms N-CSR reported the same amounts.

Response:                      Item 9 for the Master Portfolio, Growth Portfolio and TEI Portfolio each presented the amounts for the Master Portfolio. The Growth Portfolio and TEI Portfolio have amended their Form N-CSR filings to present the corrected information.

Comment:                      In each Portfolio’s shareholder report, the report of the independent registered public accounting firm referred to “audit” rather than “audits”.

Response:                      The Portfolios’ independent registered public accounting firm will review the form and format of the report (the audit opinion) and will include appropriate reports in future filings.

Comment:                      The AICPA’s Audit & Accounting Guide for Investment Companies (5.39) states that the components of net assets should be reported on the statement of assets and liabilities.  The Master Portfolio presents such components, but the Growth Portfolio and TEI Portfolio do not.

Response:                      Management has reviewed the net asset presentation of the Growth Portfolio and the TEI Portfolio (the “Feeder Funds”) and has determined that the presentation is appropriate, due to the limited liability company structure.  The Master Portfolio has included the net realized and unrealized gains and losses on investments as this is a relevant disclosure because the Master Portfolio holds the investments directly.  However, the Feeder Funds invest solely in the Master Portfolio and only have realized and unrealized gains and losses allocated from the Master Portfolio.

Comment:                      The Staff inquired whether the cash and cash equivalents listed on the Master Portfolio’s statement of assets and liabilities represented investments in money market mutual funds or other short term investments that would require separate disclosure on the schedule of investments.

Response:                      Management has reviewed the underlying records and has confirmed that the cash and cash equivalents are comprised of the Citibank Dollars on Deposit Cash account, a proprietary Citi cash sweep vehicle.

Comment:                      The Staff inquired whether there were any directors’ fees payable that would be required to be disclosed on the Portfolios’ statements of assets and liabilities in compliance with Regulation S-X, Rule 6-04.12.

Response:                      Management has reviewed the underlying records and has confirmed that there were no additional related party liabilities, including directors’ fees payable, that were required to be disclosed on the statements of assets and liabilities.

U.S. Securities and Exchange Commission
July 17, 2011

Comment:                      The Staff inquired whether there were any expense items included in the “Other Expenses” captions on the Portfolios’ statements of operations that would be required to be disclosed on the statement of operations in compliance with Regulation S-X, Rule 6-07.2(b).

Response:                      Management has reviewed the underlying records and has confirmed that there were no additional expense items that were required to be disclosed on the statement of operations.

Comment:                      The Staff inquired whether there were any distributions of realized gains by other investment companies that would be required to be disclosed on the statement of operations in compliance with Regulation S-X, Rule 6-07.7(b).

Response:                      Management has reviewed the underlying records and has confirmed that there were no distributions of realized gains by other investment companies.

Comment:                      The Staff noted that included within the Form N-CSR for the TEI Portfolio, the Notes to the Financial Statements (Note 6 – Financial Highlights) for the Growth Capital Cayman Portfolio, LDC did not include disclosure for portfolio turnover.

Response:                      Growth Capital Cayman Portfolio, LDC is not registered under the Investment Company Act of 1940; thus portfolio turnover is not a required disclosure.  However, management will consider including this disclosure in future filings in order to be consistent with the disclosures for the Master Portfolio and the other Feeder Funds, which are registered under the Investment Company Act of  1940.

Comment:                      Regulation S-X, Rule 12-12 (footnote 6) requires certain disclosures for restricted securities.  The Master Portfolio’s Schedule of Investments did not contain all the required disclosures.

Response:                      While management believes that the Master Portfolio has materially complied with the disclosure requirements for restricted securities, we have further reviewed the disclosure requirements and will ensure that future filings include all relevant and required information.

In connection with the comments, our responses thereto, and all future filings of Form N-CSR and Form N-Q, as appropriate, management of the Portfolios acknowledges that:

■	the Portfolios are responsible for the adequacy and accuracy of the disclosure in the filings;
■	comments from the Staff or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

U.S. Securities and Exchange Commission
July 17, 2011

■	the Portfolios may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth above, please contact me at (614) 470-8038.

Sincerely,

/s/  Martin R. Dean

Martin R. Dean
Treasurer
Growth Capital Master Portfolio, LLC
Growth Capital Portfolio, LLC
Growth Capital TEI Portfolio, LLC